May 6, 2008

TO:	UNIT HOLDERS OF REALMARK PROPERTY INVESTORS LIMITED PARTNERSHIP - VI-A

SUBJECT:	OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the “Offer”) the Purchasers named in the attached Offer (collectively the “Purchasers”) are offering to purchase all Units of limited partnership interest (the “Units”) in REALMARK PROPERTY INVESTORS LIMITED PARTNERSHIP - VI-A (the “Partnership”) at a purchase price equal to:

$0.50 per Unit

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in REALMARK PROPERTY INVESTORS LIMITED PARTNERSHIP - VI-A without the usual transaction costs associated with market sales or partnership transfer fees. Reasons you may wish to sell your Units include:

•	HIGHEST OFFER PRICE YET. The Purchasers are unaware of any other offer that has ever been made for the Units.

•
UNCERTAINTY OF PARTNERSHIP TERMINATION.  Our offer provides you with the opportunity to receive a guaranteed amount of money in a specified time period.  The general partner has given no indication when the partnership will be liquidating.

•	ILLIQUIDITY OF UNITS. The relative illiquidity of the Units resulting from the absence of a formal trading market makes the Units difficult to sell.

•
NO FUTURE IRS FILING REQUIREMENTS.  The tax year in which you sell your Units will be the final year for which you will be obligated to file a K-1 for the Partnership with your tax return.  This may represent a reduction in costs associated with filing complicated tax returns.  Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.

•
ELIMINATION OF RETIREMENT ACCOUNT FEES.  If you sell your Units, you may avoid incurring fees for having this investment in your IRA or retirement account.  Because many custodians have transfer restrictions against limited partnership units or charge additional fees for holding this type of asset, many investors are faced with the task of searching for a way to avoid these fees.  Once our cash payment is sent directly to your retirement account, you are free to consolidate your retirement accounts or transfer the funds to a custodian that offers lower fees.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on green paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

MacKenzie Patterson Fuller, LP
1640 School Street
Moraga, California 94556
Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depositary at 800-854-8357.

This Offer expires (unless extended) June 17, 2008.